August 18, 2023
Michael A. Hedge

D 949-623-3519

By EDGAR	michael.hedge@klgates.com

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:	Austin Pattan Jennifer Gowetski

Re:	ACM Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-38273

Ladies and Gentlemen:

We are submitting this letter on behalf of ACM Research, Inc. (the “Company”), in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 4, 2023 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission via EDGAR on March 2, 2023 (the “Form 10-K”).

For convenience, we have set forth below, in italicized, bold type, the written comment provided in the Staff’s letter to the Company dated August 4, 2023. The response of the Company is set forth immediately following the comment.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 142

1.
We note your statement that you reviewed your stockholder register and certain public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it has identified and reviewed the appropriate documents in response to the requirement under paragraph (a) of Item 9C in the Form 10-K. Based on its organizational structure and other registrant-specific factors, the appropriate documents include its stockholder register and certain public filings made by its stockholders, particularly the Schedule 13Gs and Schedule 13G/As filed in February 2023.

K&L GATES LLP
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As described in more detail in Holding Foreign Companies Accountable Act Disclosure, Release No. 34-93701 (the “HFCAA Final Rule”), the Commission acknowledges that “[although] the interim final amendments prescribed the timing and means by which such submissions were made, neither they nor the HFCA Act specified the particular types of documentation that could or should be submitted for this purpose.”

The Company believes that the HFCAA Final Rule provides flexibility to Commission-Identified Issuers (as defined in the Holding Foreign Companies Accountable Act (the “HFCA Act”)) to “permit Commission-Identified Issuers to determine the appropriate documentation to review and submit in response to the requirement, based on their organizational structure and other registrant-specific factors.” In particular, the Commission specifically declined to “provide an exclusive or non-exclusive list of what documentation may demonstrate that the registrant is not owned or controlled by the relevant governmental entity. [The Commission] believe[s] that such a list may be too limiting or become the de facto means of satisfying the requirement. [The Commission] believe[s] that Commission-Identified Issuers should instead make a determination of what documentation meets the requirement for their particular company. [The Commission] also believe[s] that not prescribing the specific documentation Commission-Identified Issuers must submit will limit compliance costs and could result in more relevant information being provided to investors.”

The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its submission under paragraph (a) of Item 9C in the Form 10-K, as the Company did not consider such third-party materials to be required or necessary to support the conclusion as stated. The Company respectfully advises the Staff that it considered that “the terms “owned or controlled,” “owned,” and “controlling financial interest” used in the HFCA Act are reasonably read to have the same meaning as the term “control” as used in the Exchange Act and the Exchange Act rules”, as set forth in the HFCAA Final Rule.

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Please do not hesitate to contact me at (949) 623-3519 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Michael A. Hedge

Michael A. Hedge

cc:	David H. Wang, ACM Research, Inc.
Mark McKechnie, ACM Research, Inc.
Jason C. Dreibelbis, K&L Gates LLP